Exhibit 99.1

Media Release

Planegg/Munich, Germany, April 26, 2018

MorphoSys Announces Approval of Tremfya® (Guselkumab) in South Korea

MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; OTC: MPSYY; Nasdaq: MOR) announced today that an affiliate of its licensee, Janssen Korea Ltd. (Janssen), reported that South Korea’s Ministry of Food and Drug Safety has approved Tremfya® (guselkumab) for the treatment of moderate to severe adult plaque psoriasis requiring phototherapy or systemic therapies.

Tremfya® is a fully human anti-IL-23 monoclonal antibody developed by Janssen Research & Development, LLC and was generated utilizing MorphoSys’s proprietary HuCAL antibody library technology.

MorphoSys is eligible to receive royalties on net sales of Tremfya®.

Dr. Markus Enzelberger, Chief Scientific Officer of MorphoSys AG, said: “After recent approvals of Tremfya® in Japan, Australia and Brazil as well as the approvals in the U.S., Canada and the European Union seen last year, we are very pleased about the Tremfya® approval in South Korea. We expect Tremfya® will continue to provide an important treatment option for patients living with moderate to severe plaque psoriasis on a truly global basis.”

In addition to psoriasis, Tremfya® is in phase 3 development for psoriatic arthritis. Janssen has announced plans to investigate Tremfya® in Crohn’s disease.

Further information about the South Korean approval of Tremfya® can be found in a press release issued by Janssen on April 15, 2018.

About Psoriasis

Psoriasis is a chronic, autoimmune inflammatory disorder that results in the overproduction of skin cells, characterised by raised, inflamed, scaly, red lesions, or plaques, which can cause itching and physical pain. It is estimated that as many as 125 million people worldwide have psoriasis, and approximately 20% of people affected have cases that are considered moderate to severe.

About MorphoSys

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which the Company invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. Stock Exchange Nasdaq, under the symbol MOR. For regular updates about MorphoSys, visit http://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group.

Tremfya® is a trademark of Janssen Biotech, Inc.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, expectations regarding the use of Tremfya® for the treatment of moderate to severe plaque psoriasis, expectations regarding royalties received on Tremfya® sales and the further clinical development of Tremfya®, including for the treatment of Crohn’s disease. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’ expectations regarding the use of Tremfya® for the treatment of moderate to severe plaque psoriasis may be incorrect, royalties received on Tremfya® sales may be less than anticipated, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com